Exhibit (a)(2)

ADDITIONAL INFORMATION REGARDING THE CASH ELECTION RIGHT

    This document contains additional information regarding the cash election right described in the accompanying letter to Community option holders.  Please carefully read the information contained in and accompanying this document, and any documents incorporated by reference in these materials, before deciding whether to elect to have your Community options canceled in exchange for cash.

Questions andAnswers about the Cash Election Right

Q: Why is Community providing me this cash election right?

A: The merger agreement provides that at the effective time of the merger, each Community stock option issued under Community’s stock option plans which is outstanding at the time of the merger will be assumed by Susquehanna and become exercisable for shares of Susquehanna common stock.  Community and Susquehanna agreed in the merger agreement to allow holders of Community options to cancel those options in exchange for cash, subject to certain conditions, in lieu of having those options converted into Susquehanna options. Community and Susquehanna agreed to make the cash election right available to permit option holders either to elect to receive cash in connection with the cancellation of Community options or to retain those options and have them assumed and converted into options to purchase Susquehanna common stock in connection with the merger.

Q: What will I receive if I exercise the cash election right?

A: If you exercise your cash election right, each Community option as to which the cash election right is exercised will be canceled in exchange for an amount in cash calculated as follows:

·         the amount, if any, by which $34.00 exceeds the exercise price for each share of Community common stock subject to the Community option for which the cash election is made, multiplied by

·         the number of shares of Community common stock subject to the Community option for which the cash election is made.

All cash payments will be reduced by any amounts withheld for taxes under applicable tax law.

If you exercise your cash election right with respect to options granted on a particular grant date and the exercise price for the options granted on that particular grant date exceeds $34.00, the election with respect to those particular options will not be recognized, and at the effective time of the merger (assuming those options are outstanding at the time of the merger), those options will be converted into Susquehanna stock options notwithstanding your election.

Q: Where is the cash payment coming from?

A: The cash payment will come from cash on hand at Community immediately prior to the effective date of the merger.

Q: If I wish to exercise my cash election right, do I have to accept the cash election for all of my options?

A: The answer depends, to an extent, on whether you were granted both incentive stock options and non-qualified stock options on the same date.  The grant date is in the first column of your optionee statement that is attached to the Stock Option Cancellation Agreement.  Under “grant type” on your optionee statement, you will see “Incentive” or “Non-Qualified”

If on a specific date, you were granted only incentive stock options or only non-qualified stock options, then, you must either exercise or not exercise the cash election for all outstanding options granted on that date.

However, if you were granted both incentive stock options and non-qualified stock options on the same date, you may exercise or not exercise the cash election with respect to (i) all incentive stock options; (ii) all non-qualified stock options; or (iii) all options granted on that specific date.  You may not exercise the cash election right for only a portion of the incentive stock options or for only a portion of the non-qualified stock options granted on that date.  For example, if you were granted 600 incentive stock options on January 25, 2006 and also granted 200 non-qualified stock options on January 25, 2006, you may exercise or not exercise the cash election for (i) the 600 incentive stock options; (ii) the 200 non-qualified stock options; or (iii) all 800 stock options.

Subject to your ability to treat the two types of options differently as described in the preceding paragraphs, if you were granted options on different dates, you may exercise the cash election with respect to all of your Community options granted on one or more specific dates, and not exercise the cash election right with respect to your Community options granted on other dates. You cannot exercise the cash election for some outstanding Community options of the same type granted on a particular date and not exercise it for other Community options of the same type granted on that same date. If you want to exercise your cash election right with respect to the options granted on a specific date, you must complete the cancellation agreement with respect to those options. You do not have to do anything if you do not want to exercise the cash election as to any specific grant date options.

Q: Can I exercise the cash election for outstanding options that have not vested?

A. Yes, you can accept the cash election for both vested and unvested options as long as your options have not expired or otherwise terminated on or prior to November 14, 2007.

Q: Can I exercise my options during the cash election period?

A: Yes, if those options have vested. However, once exercised, an option is no longer outstanding and you will not receive cash for those options even if you exercise the cash election right for those options. If, during the cash election period, you exercise some of the outstanding options granted on a particular grant date and also make the cash election with respect to the options granted on that date, the cash election will apply only to the options that remain outstanding at the expiration of the cash election period and at the effective time of the merger.

Q: Where should I send the cancellation agreement?

A: If you want to exercise your cash election right, you must complete and sign the cancellation agreement and return it in the return envelope provided, or by mail or courier, to Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 17111.

Q: What is the deadline for exercising my cash election right?

A: You may elect to have your options canceled in exchange for cash at any time during the cash election period, which is scheduled to expire at 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  If your fully completed stock option cancellation agreement is not received by Community at the above address by this deadline, your election will not be effective and your options which are outstanding as of the effective date of the merger will be assumed by Susquehanna.  This offer to cancel your options for a cash payment cannot be extended.

Community reserves the right to terminate the cash election right prior to the expiration of the cash election period and not accept any cash elections made prior to such termination:

·          if the merger is terminated;

·         if Community or Susquehanna reasonably determines that there is an undue risk that the cash election right could be deemed a tender offer for securities of the same class of securities as Community common stock;

·         if any law or regulation makes the cash election right illegal or otherwise prohibited; or

·         if any judgment, injunction, order or decree enjoins Community from providing the cash election right or accepting cash elections.

Q: What happens if I exercise the cash election right, but my options terminate during the cash election period?

A: Your options will terminate and the cash election right will not apply to those terminated options. The cash election right only applies to Community options that are outstanding at the expiration of the cash election period. Neither Community nor Susquehanna will have any liability or other obligation relating to Community options that expire by their terms during the election period.

Q: What happens if the merger with Susquehanna does not occur?

A: The cash election right is subject to the completion of the merger described in the Joint Proxy Statement/Prospectus accompanying these materials. If the merger is not completed, all cash elections made will be deemed ineffective and all Community options will remain subject to their current terms.

Q: Does the cash election right apply to both incentive stock options and nonqualified stock options?

A: Yes.

Q: When will I receive my cash if I make a cash election?

A: If the merger with Susquehanna is completed, you will receive a check for the cash paid in exchange for your canceled options, less any withholding taxes, promptly following the expiration of the cash election period.

Q: Where will the cash be sent?

A: The cash payment will be sent to your address that appears on Community’s stock option records, which is the address that appears on the enclosed cancellation agreement. If the address on the cancellation agreement is incorrect, you should contact Community at 717-920-5821 or fax the correct address to 717-564-0878; alternatively, you could mark the correct address on your returned cancellation agreement.

Q: What happens to my options if I do not exercise the cash election right?

A: If you choose not to exercise your cash election right, upon the completion of the merger, any unvested Community options will vest and all of your outstanding Community options will be assumed by Susquehanna and become exercisable for shares of Susquehanna common stock.  The other terms and conditions governing your Community options will be unaffected, except that:

·         The number of shares of Susquehanna common stock issuable upon exercise of each assumed Community option will be equal to the number of shares of Community common stock issuable upon exercise of the Community option prior to the effective time of the merger multiplied by 1.48.

·         The exercise price for such assumed Community options will be equal to the exercise price in effect for the Community options prior to the effective time of the merger divided by 1.48.

Q: Can I cancel  a cash election?

A: Yes.  You may cancel your cash election at any time during the cash election period.  If you desire to cancel your cash election, you must complete and return the cancellation notice that is included with these materials.  You must send the cancellation notice so it is received by Community no later than 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  Please send the cancellation notice to Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 17111.  You may also fax the notice to 717-564-0878.  If you do not timely notify Community of your desire to cancel your cash election, your previously submitted option cancellation agreement will remain in effect.

Q: What do I need to do if I do not want to exercise my cash election right as to any of my options?

A: Nothing. You should not return the cancellation agreement or take any other action if you decide not to exercise your cash election right.

Q: What are the U.S. federal income tax consequences of making a cash election?

A: Amounts payable to option holders who elect to have their options canceled in exchange for cash will be taxed as ordinary compensation income in the year received, regardless of whether the cancelled option was an incentive stock option or a nonqualified stock option.  That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any.  Option holders are urged to consult their own tax advisors to determine the particular federal, state and local tax consequences to them.

Q: What are the U.S.federal income tax consequences of not making a cash election?

A: Community options that are not canceled in exchange for cash pursuant to a cash election and which are outstanding at the time the merger with Susquehanna is completed will be assumed by Susquehanna and become exercisable for shares of Susquehanna common stock.  The option holders will not recognize gain or loss for U.S. tax purposes upon the assumption of Community options by Susquehanna pursuant to the merger agreement.  It is intended that any Community option that was an incentive stock option at the time of the merger and that is assumed by Susquehanna pursuant to the merger agreement will be considered a substituted incentive stock option to acquire Susquehanna common stock.

An option holder will not recognize ordinary taxable income upon exercise of any options assumed by Susquehanna that were incentive stock options at the time of the merger, but the difference between the exercise price and the fair market value of the stock acquired upon exercise of the option may be treated as an item of tax preference in the year of exercise for purposes of the alternative minimum tax.  Upon the exercise of any assumed options that were nonqualified stock options at the time of the merger, an option holder will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Susquehanna common stock received upon exercise over the exercise price of the options.  That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any.  Any gain or loss upon a subsequent sale or exchange of the shares of Susquehanna common stock, regardless of the type of option that was exercised, will generally be capital gain or loss, either long-term or short-term, depending on the holding period for the shares.  Option holders are urged to consult their own tax advisors to determine the particular federal, state and local tax consequences to them.

Q: If I do not make a cash election for all my options, will I be able to exercise my non-cancelled options to purchase Susquehanna common stock immediately after the merger?

A: No.  Upon completion of the merger, the stock option records will be reconciled to reflect cash elections and option exercises and to adjust the number and exercise price of the converted options based on the exchange ratio of 1.48.  Community currently expects that the options for which you did not make a cash election will not be available for exercise beginning 4:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007 until shortly after the merger is completed and Susquehanna has filed a Form S-8 with the Securities and Exchange Commission to register the Susquehanna common stock that you will receive upon exercise.

Community Options

    As of October 1, 2007, there were outstanding options to purchase up to 1,338,825 shares of Community common stock issued pursuant to Community’s stock option plans, with a weighted average exercise price of $23.18 per share.  Assuming that the cash election right is exercised as to all of those outstanding options, Community will pay approximately $14,484,799 to cancel all of those options. All Community options have an expiration date. The cash election right applies only to those Community options that are outstanding (and for which an option cancellation agreement has been received by Community) at the time the cash election right expires.  If on a specific date, an option holder had been granted only incentive stock options or only non-qualified stock options, then, the cash election right must be exercised as to all of an option holder’s Community options granted on that specific grant date or none of them.  However, if an option holder had been granted both incentive stock options and non-qualified stock options on the same date, the option holder could exercise or not exercise the cash election with respect to (i) all incentive stock options; (ii) all non-qualified stock options; or (iii) all options granted on that specific date.  Subject to an option holder’s ability to treat the two types of stock options (incentive and non-qualified) differently as described in the preceding sentence, if an option holder were granted options on different dates, a cash election may be made with respect to all of the option holder’s Community options granted on one or more specific dates and not made with respect to Community options granted on other dates.  In no case, however, will cash elections with respect to only some of the incentive stock options  or only some of the non-qualified stock options granted on a specific grant date be effective or accepted.  For your convenience, the enclosed optionee statement (attached to the cancellation agreement) includes thenumber of Community options, the corresponding exercise price and the status of the option as an incentive stock option or nonqualified stock option, for each option grant that you received and that was outstanding as of October 1, 2007. Please note that Community’s records as to the number of outstanding options govern, and if your options have terminated or the information contained on such cancellation agreement is incorrect for any reason, Community’s records and not the enclosed cancellation agreement will govern.

Payment and Calculation of Cash Amounts

    Community will send a letter to each holder of Community options who makes a cash election promptly after the cash election period expires. The letter will include a check in U.S. dollars representing payment in full for all options canceled in exchange for cash and a statement specifying:

·         the number of options canceled in exchange for cash;

·         the exercise price of those options; and

·         how the cash amount paid was calculated.

    All cash amounts paid will be net of any amounts withheld for taxes under applicable law.

Price Range for Underlying Stock

    The common stocks of both Community and Susquehanna are listed and traded on the NASDAQ Global Select Market.  High and low trading prices and dividend information for Community common stock and Susquehanna common stock for the past several years and through a recent date, are included in the section entitled “MARKET PRICES AND DIVIDEND INFORMATION” on page 87 of the accompanying Joint Proxy Statement/Prospectus. Holders of Community options are encouraged to obtain current market information before deciding whether to make a cash election with respect to their options.

Interests of Directors, Officers and Others

    Community officers and directors who hold Community options are entitled to make the same cash election with respect to their options to purchase Community common stock issued under Community’s stock option plans as is offered to other holders of such options.  Community’s board of directors has not been advised whether Community’s officers or directorshave decided to make, or not to make, such an election. As of October 1, 2007, Community’s directors and executive officers held unexercised Community options to purchase an aggregate of approximately 629,126 shares of Community common stock, representing approximately 47% of the total number of outstanding options.  The following table sets forth the aggregate number and percentage of stock options held by each director and executive officer of Community and for all the directors and executive officers as a group.

Name	Number of Outstanding Stock Options	Percentage of Total Options Outstanding
Directors
Ronald E. Boyer	7,779.58%

Sandra J. Bricker	2,050.15%

Peter DeSoto	8,424.63%

Eddie L. Dunklebarger	249,131	18.61%

Aaron S. Kurtz	2,050.15%

Scott J. Newkam	4,092.30%

Melvin Pankuch	12,550.94%

Robert W. Rissinger	9,572.71%

Christine Sears	2,050.15%

Allen Shaffer	8,424.63%

James A. Ulsh	8,424.63%

Dale M. Weaver	2,050.15%

Glenn H. Weaver	2,050.15%

Robert K. Weaver	2,050.15%
Executive Officers
Eddie L. Dunklebarger	see above	see above

Donald F. Holt	56,474	4.22%

Robert W. Lawley	68,159	5.09%

Anthony N. Leo	89,295	6.67%

Jeffrey M. Seibert	94,502	7.06%

TOTAL	629,126	46.97%

    Additional information about the interests of Community’s executive officers and directors in the acquisition of Community by Susquehanna, including the numbers of options held by such person as of a recent date, is included in the section entitled “Interests of Certain Persons in the Merger” on pages 60-66 of the accompanying Joint Proxy Statement/Prospectus.

            During the 60 days prior to the date of this document, no director or executive officer of Community has exercised any options to purchase Community common stock.

    Except for outstanding options to purchase common stock granted from time to time to certain Community employees and non-employee directors, pursuant to Community option plans and long-term incentive plans, and except as described in the materials relating to the cash election right or the accompanying Joint Proxy Statement/Prospectus, neither Community nor, to Community’s knowledge, any of Community’s affiliates, directors or officers is a party to any contract, arrangement, understanding or relationship with any person relating, directly or indirectly, to any Community securities, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of Community securities) joint ventures,loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Certain Material U.S. Federal Income Tax Consequences

            The following summary of certain United States federal income tax consequences to both option holders who make the cash election and those who do not is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authorities and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.  This tax discussion is included for general information only. The tax consequences of making a cash election or not making a cash election may vary depending upon, among other things, the particular circumstances of the person in question.  This discussion assumes that all Community options have been granted to option holders in connection with the performance of services.  No information is provided herein as to the state or local tax consequences of making or not making a cash election.  Option holders are urged to consult their own tax advisors to determine the particular federal, state and local tax consequences to them.

    U.S.. Federal Income Tax Consequences to Option Holders Who Make Cash Election. Amounts payable to option holders who elect to have their options canceled in exchange for cash will be taxed as ordinary compensation income in the year received. That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any.

    U.S. Federal Income Tax Consequences to Option Holders Who Do Not Make Cash Election. Community options that are not canceled in exchange for cash pursuant to a cash election and which are outstanding at the time that the acquisition by Susquehanna of Community is completed will be assumed by Susquehanna and become exercisable for shares of Susquehanna common stock.  The option holders will not recognize gain or loss upon the assumption of Community options by Susquehanna pursuant to the merger agreement.

    An option holder will not recognize ordinary taxable income upon exercise of any options assumed by Susquehanna that were incentive stock options at the time of the merger, but the difference between the exercise price and the fair market value of the stock acquired upon exercise of the option may by treated as an item of tax preference in the year of exercise for purposes of the alternative minimum tax.  Upon the exercise of any assumed options that were nonqualified stock options at the time of the merger, an option holder will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Susquehanna common stock received upon exercise over the exercise price of the options.  That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any.  Any gain or loss upon a subsequent sale or exchange of the shares of Susquehanna common stock, regardless of the type of option that was exercised, will generally be capital gain or loss, either long-term or short-term, depending on the holding period for the shares.

Other Plans or Proposals

    Except as described in these materials relating to the cash election right or in connection with the proposed acquisition of Community by Susquehanna described in the accompanying Joint Proxy Statement/Prospectus, Community has no plans or proposals which relate to or would result in:

·         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Community or any of its subsidiaries;

·         a purchase, sale or transfer of a material amount of Community’s or any of its subsidiaries’ assets;

·         any material change in Community’s present dividend rate or policy, or Community’s indebtedness or capitalization;

·         any change in Community’s present board of directors or management;

·         any other material change in Community’s corporate structure or business;

·          any class of Community equity securities being delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

·         any class of Community equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

·         the suspension of Community’s obligation to file reports under Section 15(d) of the Exchange Act;

·         the acquisition by any person of additional securities of Community, or the disposition of securities by Community; or

·         any changes in Community’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Community.

Accounting Treatment

    If the cash election is made with respect to all outstanding options as of October 1, 2007, Community will pay approximately $14,484,799 to cancel these options.  Following consummation of the merger, the amount paid by Community to cancel the options will be reflected in Susquehanna’s consolidated financial statements as a goodwill adjustment, net of tax.  The estimated amount that Community will pay  to cancel the options is based on the total number of Community options outstanding as of October 1, 2007, and assumes no exercises or terminations of stock options between that date and the expiration of the cash election period.  To the extent options are exercised or canceled between October 1, 2007 and the expiration of the cash election period, or to the extent option holders do not elect such payment, the goodwill adjustment would be reduced.

Information Regarding Community

    Community is required to file periodic reports, proxy statements and other information relating to Community’s business, financial condition and other matters with the Securities and Exchange Commission. These reports, and other information filed with the SEC, are available for inspection and copying at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Copies of such materials also may be obtained without charge at the SEC’s website at www.sec.gov and by mail upon request to the address specified in the preceding sentence, subject to payment of the SEC’s fees.

    The SEC allows Community to incorporate by reference documents filed with the SEC, which means that Community can disclose important information by referring to other documents filed with the SEC. The following documents filed with the SEC are incorporated by reference into this document:

·         Community’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed on March 16, 2007;

·         Community’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed on May 10, 2007, and as amended on Form 10-Q/A-Amendment No. 2 on June 26, 2007;

·         Community’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as filed on August 8, 2007; and

·         Community’s Current Reports on Form 8-K, as filed on January 31, 2007, February 1, 2007, February 13, 2007, February 27, 2007, March 14, 2007, March 20, 2007, April 2, 2007, May 1, 2007, May 4, 2007, May 9, 2007, June 18, 2007, July 18, 2007 (excluding information furnished pursuant to Item 2.02 and Exhibit 99.1 thereto), August 7, 2007, August 13, 2007 and October 2, 2007.

    If there is a material change in the information that we have provided you with respect to the cash election right, Community will promptly notify you of the change in the information.

    This document (and the notice letter and cancellation agreement) constitute part of an Issuer Tender Offer Statement on Schedule TO filed by Community with the SEC pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated hereunder.

Additional Information

    If you have questions regarding the cash election right, or if you need additional copies of the stock option cancellation agreement or the other documents relating to the cash election right, please call Patricia E. Hoch at 717-920-5811.

    Community has not authorized any person to make any representations regarding the cash election right other than those contained in this document and the accompanying materials. Therefore, any information given or representations that may be made should not be relied upon as having been authorized by Community.  Community has not retained any persons to solicit cash elections, and will not pay any fees or commissions to any persons, in connection with the cash election right.